Exhibit 4.13

Tower Lease Master Agreement with PT Smart Telecom (“Smart”),

This Tower Lease Agreement between Indosat and Smart, No. Indosat: 1045A/C00-C0DA/LGL/11 and No. Smart: 192a/Procurement/SMART/MLS-Indosat/IX/11 dated September 29, 2011.

A.	The Parties:

1.	PT Indosat Tbk; and
2.	PT Smart Telecom

B.	Scope of The Agreement

Smart agreed to lease Indosat’s tower with basic service, consist of :

a.	Tower space;
b.	Site space;
c.	Access to leased space.

C.	Period of the Agreement

The term of this agreement is 10 years and can be extended automatically for the same period of the initial term, unless SMART intends to terminate the agreement with prior written notice submitted within 60 days before the end of the agreement.

D.	Rights and Obligations

-	Indosat has obligation to build and provide a tower to Smart with a Basic Service (without civil work);
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Indosat shall be obliged to cover the general liability insurance for each incident for the physical injury and/or damage being proven caused by the operation of each Indosat’s Instrument and/or Indosat’s Additional Instrument;

-	Indosat shall keep and maintain the tower and leased tower so that they are usable by IPass based on this agreement;
-	Indosat has right to receive tower lease fee and maintenance fee;
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Indosat shall be entitled to cease the activities of Smart or dismantle Smart’s Instrument at the expenses of Smart after coordinating first with Smart if the interference cannot be solved and is proven caused by Smart’s Instrument;

-	Smart has obligation to follow the lease procedure as set forth in the agreement.
-	Smart has obligation to pay the tower lease fee and maintenance fee;
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Smart has obligation to fulfill all terms and conditions of the prevailing legislation including but not limited to the law and regulation relating to the procurement, installation and use, operation as well as maintenance of Smart’s Instrument and all terms stipulated by Indosat from time to time;

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Smart has obligation shall to ensure that every activity of installation, operation, maintenance and/or relocation of Smart’s Instrument (including access to electricity and generator) shall be conducted in the manner not interfering physically, electrically, technically, electromagnetic/interference of the radio frequency or in any manner to any other equipment installed, operated in or around the location of the leased tower and shall take into account the environment security, community health and environment aesthetic factors.

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Smart shall be obliged to cover the general liability insurance for each incident for the physical injury and/or damage being proven caused by the operation of each Smart’s Instrument and/or Smart’s Additional Instrument.

-	Smart has right to install, operate and maintain Smart’s Instrument at the leased tower;
-	Smart has right to install, use and maintain the utilities provided by Smart itself and required for the operation of Smart’s Instrument at the leased tower;
-	Smart has right to use the entryway as the access to the leased Tower;

E.	Limitation of The Parties

Each Party shall pay the indemnity and release the other Party for all damages, losses or expenditures suffered by the Party suffering the damage or loss directly due to the violation/mistake of the Party committing the violation or mistake (including that committed by the employee or subcontractor of the relevant Party) on the requirements, warranty, approval or other obligations herein. The Party causing the further loss shall pay and release the Party suffering from the loss against the damage, loss and other expenses arising from the mistake or failure of the Party causing the loss so long it relates to this Agreement.

F.	Termination

The agreement will expire in case of the matters below:

a.	This Agreement Term expires and is not extended by the Parties.
b.	Is terminated by the Parties upon the mutual agreement.
c.

Terminated unilaterally by one of the Party for the violation and/or negligence committed by other Party to the terms of the agreement, if such party does not remedy its violation and/or negligence after receive 3 times of warning letter.

d.	Expires automatically if this Agreement violates the prevailing legislation, both existing currently or in the future.

G.	Assignment

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None of the Parties can sell, assign, encumber or transfer the lease right arising hereunder both partially or entirely without prior written approval from the other Party (which approval cannot be granted or required or delayed without the clear reason).

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This Agreement shall be assignable or lease-transferable to the third party by notifying first in writing the transferring Party to the other Party if such transfer occurs directly or indirectly through the acquisition, merger, sale of shares, purchase or otherwise, entirely or substantially all assets and this Agreement will bind and become the benefit of the Parties hereto and their lawful substitutes and successors.

H.	Governing Law & Dispute Settlement

a.	The Agreement is governed by the laws of the Republic of Indonesia;
b.

If a dispute arises, each Party must act in good faith in relation to the dispute to resolve it as quickly as possible. If the dispute is not resolved in good faith, a Party may give notice to the other Party, in which case the Parties must refer the dispute to be finally resolved by arbitration in Indonesia in accordance with the Rules of Badan Arbitrase Nasional Indonesia (BANI Rules) then in force, which rules shall be deemed to be incorporated by reference in this Clause.